SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C. 20549

                                         SCHEDULE 13E-4
                                  Issuer Tender Offer Statement
         (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                         Amendment No. 1

                                     Panther Partners, L.P.
                                        (Name of Issuer)

                                     Panther Partners, L.P.
                              (Name of Person(s) Filing Statement)

                                  Limited Partnership Interests
                                 (Title of Class of Securities)

                                     Mr. H. Winston Holt, IV
                                Panther Management Company, L.P.
                                         101 Park Avenue
                                    New York, New York 10178
                                         (212) 984-2567

                                         With a copy to:

                                        Stephen R. Nelson
                                      Schulte Roth & Zabel
                                        900 Third Avenue
                                    New York, New York 10022
                                         (212) 756-2470
                          (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and Communications
                          on Behalf of the Person(s) Filing Statement)

                                         December 1,1995
                               (Date Tender Offer First Published,
                               Sent or Given to Security Holders)

                                    Calculation of Filing Fee

Transaction Valuation: $125,000,000             Amount of Filing Fee: $25,000

(a) Calculated as the aggregate maximum purchase price for limited partnership interests.
(b)     Calculated as 1/50th of 1% of the Transaction Valuation.

        [XXX] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $20,00
Form or Registration No.:  Schedule 13E-4
Filing Party:  Panther Partners, L.P.
Date of Filing:  November 1, 1995


                                        Page 1 of 4 Pages

This Amendment relates to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") originally filed on November 1, 1995, by Panther Partners, L.P., a Delaware limited partnership (the "Fund"), in connection with an offer to purchase, for cash, up to $100,000,000 of limited partnership interests in the Fund or portions thereof, upon the terms and subject to the conditions set forth in the Offer to Purchase, a copy of which was attached as Exhibit A to the Schedule 13E-4, and in the related Letter of Transmittal, a copy of which was attached as Exhibit B to the Schedule 13E-4.
This Amendment is being filed:
           (i) to amend the Transaction Valuation set forth on the first page of the Schedule 13E-4 from "$100,000,000" to "$125,000,000" and to make such corresponding change in ITEM 1(b) and ITEM 2(a) of the Schedule 13E-4;
           (ii) to amend the Amount of Filing Fee set forth on the first page of the Schedule 13E-4 from "$20,000" to "$25,000";
               (iii) to amend the date on which the tender offer was first published, sent or given to security holders from "November __, 1995" to "December 1, 1995";
               (iv) to amend a portion of ITEM 1(b) of the Schedule 13E-4 from "Payment of the purchase price will consist of: (1) cash and/or marketable securities (valued in accordance with the Fund's Amended and Restated Limited Partnership Agreement (the "L.P. Agreement"))" to "Payment of the purchase price will consist of: (1) cash and/or marketable securities traded on an established securities exchange (valued in accordance with the Fund's Amended and Restated Limited Partnership Agreement (the "L.P. Agreement") and distributed to tendering limited partners on a PARI PASSU basis)";
               (v) to attach as Exhibit A a restated Offer to Purchase dated December 1, 1995, and to attach as Exhibit B a restated Letter of Transmittal dated December 1,1995, both revised to reflect the foregoing as appropriate;
and
              (vi) to amend ITEM 9 and the EXHIBIT INDEX to reflect the addition of the Transmittal Memorandum as Exhibit C; and
              (vii) to attach as Exhibit C to the Schedule 13E-4 the Transmittal Memorandum sent to security holders with the Offer to Purchase.

SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             PANTHER PARTNERS, L.P.


                                        By:    Panther Management Company, L.P.
                                               Corporate General Partner


                                        By:    Panther Management Corporation
                                               Sole General Partner

                                        By: /s/ Robert E. Fink
                                                        Name:  Robert E. Fink
December 1, 1995                                        Title: Managing Director

                                            Exhibit A

                                     PANTHER PARTNERS, L.P.
                                         101 Park Avenue
                                    New York, New York  10178

                          OFFER TO PURCHASE $125,000,000 OF OUTSTANDING
                                  LIMITED PARTNERSHIP INTERESTS
                                       AT NET ASSET VALUE

                  THE EXPIRATION DATE OF THIS OFFER AND THE WITHDRAWAL DEADLINE
                              IS 12:00 MIDNIGHT NEW YORK CITY TIME,
                              ON DECEMBER 31, 1995, UNLESS EXTENDED


To the Limited Partners of
Panther Partners, L.P.:

        Panther Partners, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the "Fund"), is offering to purchase for cash upon the terms and conditions set forth in this offer to purchase and the related Letter of Transmittal (which together constitute the "Offer") up to $125,000,000 of limited partnership interests in the Fund or portions thereof pursuant to tenders by limited partners at a price equal to their unaudited net asset value as of December 31, 1995, if the Offer expires on December 31, 1995, and otherwise on such later date as corresponds to any extension of the Offer. (As used in this Offer the term "Interest" or "Interests", as the context requires, shall refer to the limited partnership interests in the Fund and portions thereof which constitute the class of security which is the subject of this Offer or the limited partnership interests in the Fund or portions thereof which are tendered by limited partners to the Fund pursuant to this Offer). This Offer is being made to all limited partners of the Fund and is not conditioned upon any minimum amount of Interests being tendered, but is subject to certain conditions described below. The Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Amended and Restated Limited Partnership Agreement (the "L.P. Agreement").

        If you desire to tender all or any portion of your Interest in the Fund, you should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set forth below.

                                            IMPORTANT

        NEITHER THE FUND NOR ITS GENERAL PARTNERS MAKE ANY RECOMMENDATION TO ANY LIMITED PARTNER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. EACH LIMITED PARTNER MUST MAKE HIS, OR ITS OWN DECISION WHETHER TO TENDER INTERESTS, AND IF SO, THE PORTION OF SUCH LIMITED PARTNER'S INTEREST TO
TENDER.

        NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER LIMITED PARTNERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND.

        THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

        Questions and requests for assistance, and requests for additional copies of the Offer may be directed to Mr. H. Winston Holt, IV at the address and telephone number set forth below.

December 1, 1995                               PANTHER PARTNERS, L.P.
                                               Panther Management Company, L.P.
                                               101 Park Avenue
                                               New York, New York 10178

                                              Attn:      Mr. H. Winston Holt, IV
                                                           Managing Director
                                                            (212) 984-2567
                                        TABLE OF CONTENTS

1.      Background and Purpose of the Offer. .. . . . . . . . . . . . . . .  3
2.      Offer to Purchase and Price. . . . . .. . . . . . . . . . . . . . .  3
3.      Amount of Tender . . . . . . . . . . .. . . . . . . . . . . . . . .  4
4.      Procedure for Tenders. . . . . . . . .. . . . . . . . . . . . . . .  4
5.      Withdrawal Rights. . . . . . . . . . .. . . . . . . . . . . . . . .  5
6.      Purchases and Payment. . . . . . . . .. . . . . . . . . . . . . . .  5
7.      Certain Conditions of the Offer. . . .. . . . . . . . . . . . . . .  5
8.      Certain Information About the Fund . .. . . . . . . . . . . . . . .  6
9.      Certain Federal Income Tax Consequences. . . . . .  . . . . . . . .  6
10.     Miscellaneous. . . . . . . . . . . . . . . . . . .  . . . . . . . .  7

Annex A   Financial Statements

        1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of the Offer is to provide liquidity to limited partners for Interests as contemplated by and in accordance with the procedures set forth in the Fund's Private Placement Memorandum (the "PPM") and the L.P. Agreement. The PPM and the L.P.
Agreement, which was provided to each limited partner in advance of subscribing for Interests, provide that the Individual General Partners have the discretion to determine that the Fund will purchase Interests from time to time from limited partners pursuant to written tenders, and that the Corporate General Partner of the Fund expects that generally it will recommend to the Individual General Partners that the Fund purchase Interests from limited partners at the end of each year. In light of the fact that there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Individual General Partners of the Fund have determined that the Offer is in the best interests of limited partners of the Fund in order to provide liquidity for Interests in the Fund as contemplated in the PPM and the L.P. Agreement. The Individual General Partners intend to consider the continued desirability of the Fund making an offer to purchase Interests at the end of each year, but the Fund will at no time be required to make any such offer.

               In 1994, the Fund made a tender offer expiring 12:00 Midnight, December 31, 1994, for up to $250,000,000 of Interests (the "1994 Offer"). Pursuant to the 1994 Offer, an aggregate of $76,074,161 of Interests were tendered to, and purchased by, the Fund.

        The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of limited partners who do not tender Interests. Limited partners who retain their Interests will be subject to the increased risks that may result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered, including, for example, the potential for greater volatility due to decreased diversification and higher expenses. However, the Fund believes that those risks will be reduced to the extent additional Interests are sold. Interests which are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 promulgated under the Securities Act of 1933, as amended. The Fund intends to accept subscriptions for Limited Partnership Interests on January 1, 1996. The Fund has no plans to offer for sale any other additional Interests, but may do so in the future.

        2. OFFER TO PURCHASE AND PRICE. The Fund will, upon the terms and subject to the conditions of the Offer, purchase up to $125,000,000 of outstanding Interests which are properly tendered by and not withdrawn (in accordance with Section 5 below) prior to 12:00 Midnight, New York City time, December 31, 1995 (such time and date being hereinafter called the "Initial Expiration Date"), or such later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its net asset value as of the close of business on the Expiration Date, payable as set forth in Section 6. As of the close of business on September 30, 1995, the estimated unaudited value of an Interest corresponding to an initial capital contribution of $1 million on March 1, 1992, the date the Fund commenced operations, was approximately $1,705,000. As of the commencement of business on October 1, 1995, there were approximately $501,800,000 in Interests. Limited partners may obtain weekly current net asset value information until the expiration of the offer, and daily net asset value information during the last five business days of the Offer, by contacting Mr. H. Winston Holt, IV at Panther Management Company, L.P. at the telephone number or address set forth on page 2 above, Monday through Friday, except holidays.

        3. AMOUNT OF TENDER. Subject to the limitations set forth below, limited partners may tender their entire Interest, defined by either a specific dollar value or a percentage of the net asset value of the tendering limited partner's Interest. A limited partner may not tender less than such limited partner's entire Interest unless the value of such limited partner's remaining Interest would exceed the greater of (a) $100,000 or (b) any performance allocation which would be debited against such limited partner's capital account were the date of repurchase the day on which a performance reallocation would be made under the terms of the L.P. Agreement. In addition, a limited partner which has made a contribution of capital to the Fund within the 12 months preceding the proposed date of repurchase must maintain a capital account balance equal to at least 15% of all such contributions unless otherwise consented to by the Corporate General Partner. The Offer is being made to all limited partners of the Fund and is not conditioned upon any minimum amount of Interests being tendered. The Fund has been informed by its general partners and affiliates that they may tender to the Fund for all or any Interests held by them that will be acquired from the 1995 performance reallocation.

        If the amount of the Interests that are properly tendered pursuant to the Offer, and not withdrawn pursuant to Section 5 below, is less than or equal to $125,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, upon the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $125,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer, and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis based on their net asset value. The Offer may be extended, amended or cancelled in various other circumstances described in Section 7 below.

        4. PROCEDURE FOR TENDERS. Limited partners wishing to tender Interests pursuant to the Offer should send or deliver to the Fund at the address set forth on page 2 above a completed and executed Letter of Transmittal, which must be received by the Fund no later than the Expiration Date.

        The Fund recommends that all documents be submitted to the Fund via overnight courier or registered mail, return receipt requested. However, the method of delivery of any documents is at the election and risk of the limited partner tendering an Interest. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular limited partner, and the Fund's interpretations of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor any general partner of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

        5. WITHDRAWAL RIGHTS. Any limited partner tendering an Interest pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, if Interests are not accepted by the Fund at the close of the Expiration Date, at any time after 40 business days after the commencement of the Offer. To be effective, any notice of withdrawal must be timely received by the Fund at the address set forth on page 2 above. Any notice of withdrawal must specify the name of the person withdrawing a tender and the amount of the Interest previously tendered which is being withdrawn. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be retendered by following the procedures described in
Section 4 prior to the Expiration Date.

        6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests which are tendered as, if and when it gives oral or written notice to the limited partner tendering an Interest of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any limited partner will be the net asset value thereof as of the close of business on December 31, 1995, if the Offer expires on the Initial Expiration Date, and otherwise on such later date as corresponds to any extension of the Offer.

               Payment of the purchase price will consist of: (1) cash and/or marketable securities traded on an established securities exchange (valued in accordance with the Fund's L.P. Agreement and distributed to tendering limited partners on a PARI PASSU basis) in an aggregate amount equal to 97% of the estimated unaudited net asset value of the Interests tendered, determined as of the Expiration Date, which is expected to be 12:00 Midnight, December 31, 1995, payable within five business days after the Expiration Date (the "Cash Payment"), and (2) a promissory note (the "Note") entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered as of the Expiration Date, determined based on the audited financial statements of the Fund, over (b) the Cash Payment. The Note will be delivered to the tendering limited partner within five business days after the Expiration Date, will not bear interest or be transferable, and will be payable in cash within five business days after completion of the audit of the financial statements of the Fund. The audit of the Fund's 1995 financial statements will be completed within 60 days after the end of the year.

        Cash Payments for Interests acquired pursuant to the Offer will be derived from: (a) cash on hand; and (b) the proceeds of the sale of securities and portfolio assets held by the Fund. The Fund will segregate with its custodian cash or government securities equal to the value of the amount estimated to be paid under any Notes, as described above. The Fund does not expect to borrow funds to purchase Interests tendered in connection with the Offer.

        7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying limited partners thereof. In the event that the Fund so elects to extend the tender period, the net asset value of Interests tendered will be determined as of a date after December 31, 1995, corresponding to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify limited partners.

        The Fund may cancel the Offer, or amend the Offer, or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Fund would not be able to liquidate portfolio securities in a manner which is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Individual General Partners' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States which is material to the Fund, (vi) decrease in the net asset value of the Fund of three percent or more from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition which would have a material adverse effect on the Fund or its limited partners if Interests tendered pursuant to the Offer were purchased; or (c) the Independent Individual General Partners of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

        8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is a closed-end, non-diversified, management investment company organized as a Delaware limited partnership. The principal office of the Fund is located at 101 Park Avenue, New York, New York 10178. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's L.P. Agreement.

        The Fund does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions on January 1, 1996 and other than the ability to make additional Interests available for other subscriptions from time to time in the discretion of the Fund), or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) a sale or transfer of a material amount of assets of the Fund (other than in connection with ordinary portfolio transactions of the Fund); (d) any change of the identity of the general partners of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Individual General Partners of the Fund or to change any material term of the advisory contract of the Corporate General Partner of the Fund; (e) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by
Section 13 of the Investment Company Act of 1940, as amended; or (g) any changes in the Fund's L.P. Agreement or other actions which may impede the acquisition of control of the Fund by any person, other than as described below.

        The Corporate General Partner of the Fund is entitled under the terms of the L.P. Agreement of the Fund to receive, subject to certain limitations, an allocation of up to 15% of the net profits of the Fund.

        9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase by the Fund from limited partners of Interests pursuant to the Offer. Limited partners should consult their own tax adviser for a complete description of the tax consequences to them of a purchase by the Fund of Interests pursuant to the Offer.

        In general, a limited partner from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such a limited partner generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the limited partner exceeds his then adjusted tax basis in his Interest. A limited partner's basis in his Interest will be reduced (but not below zero) by the amount of consideration received by the limited partner from the Fund in connection with the purchase of such Interest. A limited partner's basis in his Interest will be adjusted for income, gain or loss allocated (for tax purposes) to him for periods prior to the purchase of such Interest. Cash distributed to a limited partner in excess of the adjusted tax basis of his Interest is taxable as capital gain or ordinary income, depending
on the circumstances.   A limited partner whose entire Interest is purchased
by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the limited partner's then adjusted tax basis in his Interest.

        10.    MISCELLANEOUS.

        The Offer is not being made to, nor will tenders be accepted from, limited partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude limited partners from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable tender rules, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

        The Fund has filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Securities and Exchange Commission which includes certain information relating to the Offer summarized herein. A copy of such statement may be obtained from the Fund by contacting Mr. H. Winston Holt, IV at the address on page 2 above, or from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 10549.

                                            Exhibit B


                                      LETTER OF TRANSMITTAL

                                          Regarding the
                                  Limited Partnership Interests
                                               of

                                     PANTHER PARTNERS, L.P.

                           Tendered Pursuant to the Offer to Purchase
                                     Dated December 1, 1995








                  Complete This Letter Of Transmittal And Return Or Deliver To:

                                     Panther Partners, L.P.
                                         101 Park Avenue
                                    New York, New York 10178

                                  Attn: Mr. H. Winston Holt, IV
                               Managing Director - Client Services

                                For additional information call:
                                         (212) 984-2567


Gentlemen:

        The undersigned hereby tenders to Panther Partners, L.P., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited partnership interest in the Fund or portion thereof held by the undersigned, described below, upon the terms and conditions set forth in the Offer to Purchase, dated October 31, 1995, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

        The undersigned hereby sells to the Fund the limited partnership interest in the Fund or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the limited partnership interest in the Fund or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

        The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the limited partnership interests in the Fund or portions thereof tendered hereby.

        Payment of the cash portion of the purchase price for the limited partnership interest in the Fund or portion thereof of the undersigned shall be sent to the undersigned by wire transfer or check posted first class (at the sole risk of addressee) as based on the direction of the undersigned as indicated below. (Any payment in the form of marketable securities would be made by means of special arrangement with the tendering limited partner.) A promissory note reflecting the contingent payment portion of the purchase price will be sent to the undersigned to the address indicated below. The undersigned recognizes that payment of the portion of the purchase price which is subject to immediate payment is based on the unaudited net asset value as of December 31, 1995, of the limited partnership interest of the Fund or portion thereof tendered, and that the contingent payment portion of the purchase price shall be determined upon completion of the audit of the Fund's financial statements for 1995, and shall be paid within five business days thereafter in cash.

        All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

Part 1.        Name and Address:

               Name of limited
               partner:


               Address:






               Social Security No.
               or Taxpayer
               Identification No.:

               Telephone Number:                    (      )





Part 2.        Amount of limited partnership interest in the Fund tendered:

                                  Entire limited partnership interest

                                  Portion of limited partnership interest

                                             a)     $

                                                         or

                                             b)              percent of limited
partnership interest

Part 3.        Payment Instructions.

               Please indicate below how you wish to receive cash payments.

                       Remit cash payments by wire transfer to:

               Name of institution:

               City:

               Institution's Wire
               Transfer Number:

               Account Name:

               Account Number:

                   Remit cash payments by check mailed first class (at the sole risk of addressee) to the address set forth above.

                   (Any payment in the form of marketable securities would be made by means of special arrangement with the tendering limited partner.)

                   The promissory note reflecting the contingent payment portion of the purchase price, if applicable, will be sent to the undersigned by first class mail at the address set forth above.


Part 4.           Signature.






      (Signature(s) of Owner(s) Exactly as Appeared on Subscription Agreement)


               Date  December __ , 1995

               Name(s)


                                                    (Please Print)

                                            Exhibit C

                                            PANTHER
                                     Panther Partners, L.P.
                      101 Park Avenue, New York, N.Y.  10178 (212) 984-2500

Panther Management Company, L.P.
        General Partner,
  Panther Management Corporation
        Sole General Partner

TO:  Limited Partners
FROM:H. Winston Holt, IV
DATE:December 1, 1995
    In keeping with our commitment to provide liquidity to partners, Panther Partners, L.P. will be offering partners the opportunity to tender any portion or all of their partnership interests in the fund. Although you have the right to tender until Midnight, December 31, 1995, we urge you to help us in our year-end planning by informing us of your intentions as quickly as possible.

           The enclosed documents should provide you with all of the necessary information on the tender. If you have any questions, please contact either Hal Davidson or me at (212) 984-2500.